Exhibit 99.1

TSX: LAC ● NYSE: LAC
www.lithiumamericas.com

510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

Date: March 18, 2024

To: All Canadian Securities Regulatory Authorities

Subject: LITHIUM AMERICAS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 12, 2024
Record Date for Voting (if applicable) :	April 12, 2024
Beneficial Ownership Determination Date :	April 12, 2024
Meeting Date :	May 24, 2024

Meeting Location (if available) :	Virtual

Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
NAA for Registered Holders	Yes

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	53681J103	CA53681J1030

Sincerely,

Computershare
Agent for LITHIUM AMERICAS CORP.